MetLife Investors Insurance Company
                                700 Market Street
                            St. Louis, Missouri 63101




DEATH BENEFIT RIDER-- [GREATER OF ANNUAL STEP-UP OR 5% ANNUAL INCREASE]

This Rider forms a part of the Certificate to which it is attached and is effective upon issuance. In case of a conflict with any provision in the Certificate, the provisions of this Rider will control. The following amends the "Death Benefit Provisions" of the Certificate as follows:

DEATH BENEFIT PROVISIONS

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD -- This provision is amended and superseded to provide that the death benefit will be the greater of:

(1)  the Account Value; or

(2)  the Enhanced Death Benefit.

The Enhanced Death Benefit is the greater of (a) or (b) below:

(a) Highest Anniversary Value: On the Issue Date, the Highest Anniversary Value is equal to your initial Purchase Payment. Thereafter, the Highest Anniversary Value as recalculated will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal. On each Certificate Anniversary prior to the Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

(b) Annual Increase Amount: On the Issue Date, the Annual Increase Amount is equal to your initial Purchase Payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

         (i) is Purchase Payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 5% per year through the Certificate Anniversary immediately prior to the Owner's 81st birthday, and 0% per year thereafter; and

         (ii) is Withdrawal Adjustments accumulated at the Annual Increase Rate. A Withdrawal Adjustment is equal to the value of the Annual Increase Amount immediately prior to a withdrawal multiplied by the percentage reduction in Account Value attributable to that partial withdrawal.

If a non-natural person owns the Certificate, then Annuitant shall be deemed to be Owner in determining the death benefit. If Joint Owners are named, the age of the oldest will be used to determine the death benefit amount.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the Enhanced Death Benefit under (2) above:

     (a) for the Highest Anniversary Value, the Highest Anniversary Value shall be recalculated to equal your Account Value as of the effective date of the Owner change; and

     (b) for the Annual Increase Amount, the current Annual Increase Amount will be reset to equal your Account Value as of the effective date of the Owner change. For purposes of the calculation of the Annual Increase Amount thereafter, the Account Value on the effective date of the Owner change will be treated as the initial Purchase Payment, and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Certificate in his or her name in accordance with the "Death Benefit Options During The Accumulation Period" provision, the death benefit amount is equal to the greater of (1) or (2).

The amount of the death benefit is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Subaccount in the Variable Account and/or the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value. The death benefit amount in the Separate Account remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in a Subaccount will be subject to investment risk. This risk is borne by the Beneficiary.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD -- This provision of the Certificate is amended to add that if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Certificate in his or her own name and upon such election the Account Value will be adjusted to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Subaccount in the Variable Account and/or the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value.

MISSTATEMENT OF AGE OR SEX -- The "Misstatement of Age or Sex" provision is modified to provide that we may also require proof of age of any Owner.

This Rider is irrevocable.

[The charge for this Rider is shown on the Certificate Schedule.] MetLife Investors Insurance Company has caused this Rider to be signed by its President and Secretary.



Form 7016 (11/00)